TEPPCO Partners, L.P.
1100 Louisiana, Suite 1600
Houston, Texas 77002

October 9, 2008

Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:         TEPPCO Partners, L.P. (the “Registrant”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 1-10403

Dear Mr. Owings:

In this letter, we are setting forth the response of the Registrant to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 12, 2008 (the “Comment Letter”), with respect to the above captioned filing.  For your convenience, we have repeated the Staff’s comments as set forth in the Comment Letter.  The Registrant’s response to each comment is set forth immediately below the text of the applicable comment.

Unless the context requires otherwise, references to “we,” “us,” “our,” the “Partnership” or “TEPPCO” are intended to mean the business and operations of TEPPCO Partners, L.P. and its consolidated subsidiaries.

References to “TEPPCO GP” or “General Partner” refer to Texas Eastern Products Pipeline Company, LLC, which is the general partner of TEPPCO.

References to “EPCO” mean EPCO, Inc., a privately-held company that is affiliated with TEPPCO GP.

Item 6.  Selected Financial Data, page 51

1.  We note that your presentation of cash flow data on page 52 presents net cash provided by operating activities.  If you choose to present this measure in the future, please also disclose net cash flows from investing activities and net cash flows from financing activities.  Refer to Financial Reporting Codification (FRC) Section 202.03.

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October 9, 2008

Response

We note your comment and will revise our presentation of cash flow data in future annual filings to also disclose net cash flows from investing activities and net cash flows from financing activities.

Components of Executive Officer Compensation and Compensation Decisions, page 95

2.  We note that in setting compensation you “consider market data…”  Please fully disclose the specific items considered in determining compensation.  In this regard, it appears that you may engage in benchmarking in setting compensation.  Please advise or revise to identify the benchmark and its components, including component companies, pursuant to Item 402 (b)(2)(xiv) of Regulation S-K.

Response

The market data that has in the past and is likely to be considered in the future in assessing relevant compensation levels and compensation program elements is limited to the review of and, in certain cases, participation in, relevant compensation surveys and reports.  These surveys and reports are conducted and prepared by a third party compensation consultant.  Neither we nor EPCO, which engages the consultant, are aware of the identity of the component companies who supply data to the consultant.  EPCO uses the data to gauge whether compensation levels reported by the consultant are within the general ranges of compensation for EPCO employees in similar positions, but that comparison is only a factor taken into consideration and may or may not impact compensation of our executive officers, for which Dan L. Duncan has the ultimate decision-making authority.  EPCO does not otherwise engage in benchmarking executive level positions.

Review and Approval of Transactions with Related Parties, page 115

3.  Your discussion provides a multitude of detail concerning your procedures for processing related party transactions.  Please revise to include a succinct discussion of how you review and approve related party transactions.  In this regard, please address how you determine what constitutes a related party transaction, including your monetary thresholds, who sits on the ACG Committee and if you make any exceptions to your policies and procedures.

Response

We note your comment and will revise our annual disclosures prospectively as set forth below adjusted for changes as appropriate.  In an effort to further clarify the discussion of our policies and

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October 9, 2008

procedures for review and approval of related party transactions in response to the Staff’s comment, we have inserted in the sample disclosure below a new subheading setting off the discussion of the standards in our Fourth Amended and Restated Agreement of Limited Partnership (as amended, the “Partnership Agreement”) for review of transactions by the Audit, Conflicts and Governance Committee of our General Partner (“ACG Committee”) (consisting of independent directors), which discussion we are including in response to Item 404(b)(1)(ii) of Regulation S-K.  For 2007, we are not aware of, and accordingly did not identify in the subject filing, any transaction required to be reported under Item 404(a) of Regulation S-K where our policies and procedures did not require review, approval or ratification or were not followed.  Further, we will identify in future annual disclosures related party transactions that occurred during the applicable year and were required to be reported under Item 404(a) where our policies and procedures did not require review, approval or ratification or were not followed, if any.

“Review and Approval of Transactions with Related Parties

            We generally consider transactions between us and our subsidiaries, on the one hand, and our executive officers and directors (or their immediate family members), our General Partner or its affiliates (including companies owned or controlled by Mr. Duncan such as EPCO), on the other hand, to be related party transactions.  As further described below, our Partnership Agreement sets forth procedures by which related party transactions and conflicts of interest may be approved or resolved by the General Partner or the ACG Committee.  In addition, our ACG Committee Charter, our General Partner’s written internal review and approval policies and procedures, or “management authorization policy,” and the amended and restated administrative services agreement with EPCO (“ASA”) govern specified related party transactions, as further described below.

The ACG Committee Charter provides that the ACG Committee is established to review and approve related party transactions:

▪	for which Board approval is required by our management authorization policy, as such policy may be amended from time to time;
▪	where an officer or director of the General Partner or any of our subsidiaries is a party, without regard to the size of the transaction;
▪	when requested to do so by management or the Board; or
▪	pursuant to our Partnership Agreement or the limited liability company agreement of the General Partner, as such agreements may be amended from time to time.

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As discussed in more detail in “Item 10. Directors, Executive Officers and Corporate Governance —Partnership Management”, “—Corporate Governance” and “—Audit, Conflicts and Governance Committee,” the ACG Committee is comprised of X directors: Director A (Chairman), Director B, Director C and Director D.  During the year ended December 31, 200X, the ACG Committee reviewed and approved the A, B and C related party transactions.

Our management authorization policy currently requires board approval for the following types of transactions to the extent such transactions have a value in excess of $X million (thus triggering ACG Committee review under our ACG Committee Charter if such transaction is also a related party transaction):

▪	asset purchase or sale transactions;
▪	capital expenditures; and
▪	purchase orders and operating and administrative expenses not governed by the ASA.

The ASA governs numerous day-to-day transactions between us and our subsidiaries, our General Partner and EPCO and its affiliates, including the provision by EPCO of administrative and other services to us and our subsidiaries and our reimbursement of costs, without mark-up or discount, for those services. The ACG Committee reviewed and recommended the ASA, and the Board approved it upon receiving such recommendation.

Related party transactions that do not occur under the ASA and that are not reviewed by the ACG Committee, as described above, are subject to the management authorization policy. This policy, which applies to related party transactions as well as transactions with unrelated parties, specifies thresholds for our General Partner’s officers and Chairman of the Board to authorize various categories of transactions, including purchases and sales of assets, expenditures, commercial and financial transactions and legal agreements.

Partnership Agreement Standards for ACG Committee Review

Under our Partnership Agreement, unless otherwise expressly provided therein or in the partnership agreements or limited liability company agreements of our operating companies, whenever a potential conflict of interest exists or arises between our General Partner or any of its affiliates, on the one hand, and us, any of our subsidiaries or any partner, on the other hand, any resolution or course of action by the General Partner or its affiliates in respect of such conflict of interest is permitted and deemed approved by all of our partners, and will not constitute a breach of our Partnership Agreement, any of the operating

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partnership agreements or limited liability company agreements or any agreement contemplated by such agreements, or of any duty stated or implied by law or equity, if the resolution or course of action is or, by operation of the Partnership Agreement is deemed to be, fair and reasonable to us; provided that, any conflict of interest and any resolution of such conflict of interest will be conclusively deemed fair and reasonable to us if such conflict of interest or resolution is (i) approved by “Special Approval” (i.e., by a majority of the members of the ACG Committee), or (ii) on terms objectively demonstrable to be no less favorable to us than those generally being provided to or available from unrelated third parties.

In connection with its resolution of any conflict of interest, our Partnership Agreement authorizes the ACG Committee (in connection with Special Approval) to consider:

▪	the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;
▪	the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us);
▪	any customary or accepted industry practices and any customary or historical dealings with a particular person;
▪	any applicable generally accepted accounting or engineering practices or principles; and
▪	such additional factors as the ACG Committee determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

The review and work performed by the ACG Committee with respect to a transaction varies depending upon the nature of the transaction and the scope of the ACG Committee’s charge. Examples of functions the ACG Committee may, as it deems appropriate, perform in the course of reviewing a transaction include (but are not limited to):

▪	assessing the business rationale for the transaction;
▪	reviewing the terms and conditions of the proposed transaction, including consideration and financing requirements, if any;
▪	assessing the effect of the transaction on our earnings and distributable cash flow per unit, and on our results of operations, financial condition, properties or prospects;
▪	conducting due diligence, including by interviews and discussions with management and other representatives and by reviewing transaction materials and findings of management and other representatives;
▪	considering the relative advantages and disadvantages of the transactions to the parties;

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▪	engaging third party financial advisors to provide financial advice and assistance, including by providing fairness opinions if requested;
▪	engaging legal advisors;
▪	evaluating and negotiating the transaction and recommending for approval or approving the transaction, as the case may be.

Nothing contained in the Partnership Agreement requires the ACG Committee to consider the interests of any person other than the Partnership. In the absence of bad faith by the ACG Committee or our General Partner, the resolution, action or terms so made, taken or provided (including granting Special Approval) by the ACG Committee or our General Partner with respect to such matter are conclusive and binding on all persons (including all of our partners) and do not constitute a breach of the Partnership Agreement, or any other agreement contemplated thereby, or a breach of any standard of care or duty imposed in the Partnership Agreement or under the Delaware Revised Uniform Limited Partnership Act or any other law, rule or regulation. The Partnership Agreement provides that it is presumed that the resolution, action or terms made, taken or provided by the ACG Committee or our General Partner were not made, taken or provided in bad faith, and in any proceeding brought by any limited partner or by or on behalf of such limited partner or any other limited partner or us challenging such resolution, action or terms, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.”

Financial Statements of TEPPCO Partners, L.P. for the Year Ended December 31, 2007

Note 1. Partnership Organization, page F-9

4.  We note your disclosures concerning your Partnership Agreement and your general partner’s incentive distribution rights (“IDRs”), both here and in Note 13.  To help us better understand these matters, please respond to the following comments:

▪
Based on a review of your Fourth Amended and Restated Agreement of Limited Partnership, filed as an exhibit to your Form 8-K filed on December 13, 2006, it appears that your IDRs are embedded in the general partner interest such that they cannot be detached and transferred apart from the general partner’s overall interest.  Please confirm our understanding, or explain this matter to us in more detail.

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Response

The IDRs, also known as the “high splits,” give TEPPCO GP the right to an increasing percentage of quarterly distributions made by TEPPCO as the per unit distribution to TEPPCO’s limited partners (“LP”) increases.  Although Section 5.4 of our Partnership Agreement provides that IDRs are rights to an allocation of cash distributions to our General Partner, our Partnership Agreement contains specific provisions demonstrating that the IDRs are separable from the General Partner’s overall interest.  For example, Section 4.1(h) of the Partnership Agreement, in addressing the December 2006 transaction in which the IDRs were reduced, states that the elimination of the provisions relating to the then-highest 50% IDR tier “constituted a contribution by the General Partner of a portion of its Partnership Interest to the Partnership” (emphasis added).  Along similar lines, Section 13.3 of our Partnership Agreement provides that if a departing general partner’s interest is not acquired by the incoming general partner pursuant to the mechanism specified therein, the incoming general partner will not obtain the IDRs, which are instead separately contributed by the departing partner (along with its underlying 2% economic interest) to the Partnership in exchange for LP units.  Such an incoming general partner would nevertheless succeed to all of the other components of the departing general partner’s interest, including management and voting rights and associated liabilities.  We also note that Section 15.1(d) of our Partnership Agreement gives broad discretion to our General Partner to amend the agreement, including the terms of the IDRs embodied therein.  Accordingly, provided that our limited partners are not materially adversely affected, our General Partner could amend the Partnership Agreement in a manner that further separates the IDRs from other aspects of its general partner interest.

▪
It appears that you classify distributions related to the general partner’s IDRs as equity transactions.  Please explain why you believe equity classification is appropriate, including explaining the purpose for which you provide cash distributions to your general partner beyond the general partner’s ownership interest.  Also tell us what consideration, if any, was given to recording IDRs as compensation to the general partner.  In this regard, we assume that the services provided by your general partner and other affiliated companies in conducting and directing your activities are billed to you at cost, and it appears that IDRs could be a method for providing your general partner with compensation in return for providing these services to you.

Response

TEPPCO has consistently classified IDRs declared and paid to its General Partner as Partnership equity distribution transactions as reflected in the General Partner capital account, a predominant accounting and reporting practice for publicly-traded master limited partnerships (“MLP”).  All of our

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Partnership cash distributions to the limited partners and General Partner, as declared each quarterly period, and related income (loss) allocations are fully disclosed in our financial statements and related notes with the IDR cash distributions accounted for as an allocation to the General Partner in accordance with the Partnership Agreement.  We also note that the IDRs are treated as equity for federal income tax purposes.

TEPPCO GP was issued a general partner interest and related IDRs upon formation of TEPPCO in March 1990 in exchange for its initial capital contribution of mature assets with established cash flows.  The IDRs constituted a major inducement for TEPPCO GP to make its initial capital contribution and, had they not been issued, TEPPCO GP would have likely required some other form of participating security or additional partnership equity interest in the Partnership assets and earnings in respect of its investment.  The IDRs represent a return on TEPPCO GP’s capital investment and give TEPPCO GP an additional means to participate in the performance of TEPPCO in alignment with the limited partners’ interests.  The IDRs also reflect significant economic and legal risks borne by TEPPCO GP.  For example, the IDRs are effectively subordinated to LP units, as no payments are made on them until the distributions on the LP units achieve specified levels according to the Partnership Agreement.  Further, like the LP and general partner equity interests in TEPPCO, the IDRs are entitled to receive cash distributions upon a liquidation or transfer of the Partnership up to the IDR high split level, without regard to the services provided by the existing or transferee general partner.

In accordance with Section 6.4 of our Partnership Agreement, TEPPCO GP is reimbursed for all direct and indirect expenses that it incurs or pays on behalf of TEPPCO at cost.  TEPPCO GP’s reimbursement does not include either a mark-up or discount, and we believe our reimbursements for these services are equivalent to the level of costs we would incur as a stand alone entity.  Distributions in respect of the IDRs correlate with the amount of cash generated by the Partnership and distributed to its Partners, not the amount of services provided by the General Partner.  Indeed, whether or not Partnership distributions are in the high splits, TEPPCO GP’s and its affiliates’ obligations to provide for or arrange for services to the Partnership remain unchanged and continue to be reimbursed by the Partnership at cost.  The December 2006 transaction in which TEPPCO GP’s high splits were reduced evidences this distinction, as the number of LP units received by TEPPCO GP for the IDR reduction was based on distribution rates, entirely irrespective of the level and type of services performed by TEPPCO GP, which did not change as a result of the transaction.  We have noted the various recent accounting issue discussions, as noted in the “Proposed EITF Project Plan:  Payments to IDR Holders” discussed on March 12, 2008 (During the Administrative Matters Session) which was not taken up for further action by the EITF at this time, to possible alternative partnership accounting treatment of IDRs, as a potential indicator of possible compensation for services, for energy industry publicly-traded MLPs and others with similar IDR distributions.  Our historical Partnership accounting and interpretation of our Partnership Agreement

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support the TEPPCO IDRs that are declared and paid each quarter to TEPPCO GP as a return on investment equity distribution, as the General Partner IDR distributions are not attributed or linked to providing services to the Partnership.

We believe the IDR cash distributions are consistently accounted for as Partnership equity distributions to our General Partner in accordance with our Partnership Agreement and appropriately disclosed in our financial statements and related notes.

▪
We note that when you amended your Partnership Agreement in December 2006, you issued 14,091,275 limited partner units to your general partner in consideration for a reduction in the top tier of the general partner’s IDRs from 50% to 25%.  Citing applicable accounting guidance, please tell us how you accounted for the issuance of these LP units, and tell us what consideration, if any, was given to recording all or a portion of the additional LP units as expense.  In particular, it appears that your general partner will receive increased distributions due to the additional LP units in periods where the incentive distribution targets are not met.  Finally, please provide us with the journal entries you recorded, if any, related to this unit distribution and discuss the reasons supporting each entry.

Response

The number of additional TEPPCO LP units issued to TEPPCO GP was based on a predetermined formula that, based on the distribution rate and the number of LP units outstanding at the time of issuance, resulted in TEPPCO GP receiving cash distributions from the additional LP units and from its reduced IDRs approximately equal to the cash distributions it would have received from its maximum percentage interest in TEPPCO’s quarterly cash distributions had the 50% IDR tier not been eliminated.  Simply, the equivalent amount of distributions to be received by the additional LP units was equal to the equivalent amount of distributions exchanged by the general partner holder of the 50% IDR tier at the time of the transaction.  No cash was exchanged in this transaction.  For MLP accounting purposes, we viewed the waiver of the rights to the 50% IDR tier by TEPPCO GP in exchange for an equivalent amount of future cash distributions from the additional LP units issued in a manner similar to a stock dividend as discussed in the guidance of ARB 43 “Accounting for a New Class of Stock to Existing Shareholders” Chapter 7, Section B.  Even though the 50% IDR tier distribution to the General Partner was in effect exchanged for an equivalent amount of LP distributions as a result of the transaction, the exchange is not a change in Partnership assets or total Partnership earnings.  The Partnerships’ Capital accounts in our financial statements were unaffected by the transaction and no expense or journal entry was necessary to reflect the equity related exchange.

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The 14,091,275 LP units were calculated based upon TEPPCO’s cash distribution levels in place at the time of approval of the IDR reduction proposal in our proxy statement.  Assuming we were to subsequently decrease the level of our quarterly distribution on our LP units below the cash distribution levels in place at that time (December 2006), our total cash distributions on Partnership interests held by our General Partner would be higher than they would be under our previous Partnership Agreement, as the distributions foregone by our General Partner as a result of the 50% IDR tier reduction would be more than offset by the distributions on the additional LP units issued to our General Partner.  While there can be no assurance that this trend will continue in the future, we have either maintained or increased our quarterly cash distributions to our Partners since our inception.  Further, our quarterly declared and paid distributions have increased since the time of the proxy proposal, resulting in decreased total distributions to TEPPCO GP from what it would have received had the 50% IDR tier reduction transaction not been effected.  The issuance of the additional LP units in exchange for the elimination of the 50% IDR tier was described in our proxy statement dated September 5, 2006, and approved by our public LP unitholders.

Note 4.  Accounting for Unit-based Awards, page F-22

5.  We note your disclosures concerning EPCO’s 2006 LTIP on page F-24.  We also note your disclosure on page F-69 that when the 2006 LTIP unit options are exercised, you will reimburse EPCO in the form of a special cash distribution for the difference between the strike price paid by the employee and the actual purchase price paid for the units awarded to the employee.  Please explain to us in more detail what will happen when the unit options are exercised, including who will pay and who will receive the “actual purchase price” for these units and why you need to reimburse EPCO for the difference between the actual purchase price and the strike price.  Also explain to us in more detail the accounting guidance that you are relying upon in accounting for these unit options, both now and upon exercise.  Please consider clarifying this matter to your readers.

Response

As disclosed in Note 15 regarding our relationship with EPCO and affiliates, we have no employees.  All of our operating functions and general and administrative support services are provided by employees of EPCO pursuant to the ASA.  Under the ASA, EPCO provides selling, management, and operating services as necessary to manage and operate our businesses and employs all personnel required to provide such services.  We are required to reimburse EPCO for these services in an amount equal to the sum of all costs and expenses incurred which are related to our business activities.  Our reimbursement does not include either a mark-up or discount.

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Compensation costs, such as those incurred under the EPCO, Inc. 2006 TPP Long-Term Incentive Plan (“2006 LTIP”), are incurred by EPCO on our behalf and reimbursed to EPCO in accordance with the ASA.

When an employee elects to exercise their TEPPCO LP unit options under the 2006 LTIP, the employee has the option to (i) pay EPCO the strike price of the options exercised, plus all applicable tax withholding amounts or (ii) participate in a net-unit settlement, whereby the employee does not tender any cash in the exercise and is instead awarded a net number of LP units equivalent to the difference between the strike price and market price on date of grant.

(i) If the employee elects to submit cash payment for the LP unit options being exercised, the employee will pay EPCO the strike price for the number of options exercised, plus applicable withholding taxes.  EPCO will keep amounts paid in respect of withholding taxes and pay TEPPCO the strike price paid by the employee for the options exercised and LP units issued.  This cash receipt will be recorded as “Proceeds from the exercise of unit options” in our Partners’ Capital.  The LP units are then awarded to the employee.

(ii) If the employee elects to participate in a net-unit settlement, the employee makes no cash payment.  EPCO will pay TEPPCO for the net LP unit option value (the difference between the market value of the LP unit and the strike price), which is recorded as “Proceeds from the exercise of unit options” in our Partners’ Capital.  TEPPCO will pay EPCO for the gross LP unit option value (the net LP unit value plus the applicable withholding taxes) to make EPCO whole for related employee tax withholding requirements.  This payment will be recorded as “Unit option reimbursements to EPCO, Inc.” in our Partners’ Capital.  The equivalent net LP units are then transferred to the employee.  The employee is prohibited from selling the net LP units received to us or our affiliates for cash.

We account for these equity awards in accordance with SFAS 123(R).  Pursuant to paragraphs 32 and 34, an option that can be net-share settled is no different than a share-settled stock appreciation right, which is not required to be classified as a liability award.

When LP unit options are exercised, we will prospectively disclose in quarterly and annual filings as appropriate the following:

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“During the years ended December 31, 200X and 200X, we received cash of $X.X million and $X.X million, respectively, from the exercise of option awards granted under the 2006 LTIP.  Conversely, our option exercise-related reimbursements to EPCO were $X.X million and $X.X million, respectively.”

We will prospectively revise our disclosure in annual filings regarding commitments under “EPCO Equity Compensation Plans” in the applicable note to the financial statements as follows:

“In accordance with our agreements with EPCO, we reimburse EPCO for our share of its compensation expense associated with certain employees who perform management, administrative and operating functions for us (see Note X).  This includes costs associated with unit option awards granted to these employees to purchase our units.  At December 31, 200X, there were XXX,XXX unit options outstanding for which we were responsible for reimbursing EPCO for the costs of such awards (see Note X).

The weighted-average strike price of unit option awards outstanding at December 31, 200X was $XX.XX per unit.  At December 31, 200X, none of these unit options were exercisable.  As these options are exercised, we will reimburse EPCO for the gross unit option value of the options exercised to make EPCO whole for related employee tax withholding requirements.  See Note X for additional information regarding our accounting for unit-based awards.”

6.  You disclose on page F-24 that the Audit, Conflicts and Governance Committee of the board of directors of your general partner is authorized to make adjustments to the terms and conditions of, and criteria included in awards under the 2006 LTIP in specified circumstances.  Please tell us further details about the Committee’s capacity to make adjustments and what those adjustments typically entail.  Considering the Committee has the ability to modify awards, please explain how you applied SFAS 123(R) in determining the grant date of awards subject to modification.  If the grant date is established upon issuance of the awards, explain how you account for Committee modifications.  Alternately, if you believe the grant date is established upon ultimate Committee approval, please tell us why you believe the original issuance date is not the grant date and explain how you determine the service-inception date. Please also tell us the percentage of awards which have been adjusted on a historical basis, the typical impact of those adjustments on compensation expense, and the probability that the Committee will make similar adjustments going forward.

Response

The ACG Committee is authorized under the 2006 LTIP to: (i) amend outstanding awards so long as the changes do not materially reduce the benefit to the participant without his or her consent, and (ii)

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adjust outstanding LP unit-based awards to prevent dilution of those awards resulting from equity restructuring events or other unusual, significant events including changes in applicable laws, regulations, accounting principles or a change in control of TEPPCO that could significantly dilute or enlarge benefits of such awards.  In 2007 and 2008, the amendments for awards granted under the 2006 LTIP consisted of changes for compliance with Section 409A of the Internal Revenue Code, changes to allow for settlement of director phantom units in cash and changes to allow for unit withholding or net settlement of restricted units and options to cover taxes.  We expect such amendments to be rare.  We evaluated such amendments under the modification provision of paragraph 51 of SFAS 123(R).  Based on our evaluations, we determined there was no incremental expense to recognize as a result of these adjustments.  We have a limited number of LP unit-based awards outstanding under the 2006 LTIP.

Due to the nature of these provisions and authority granted to the ACG Committee, we do not believe the key criterion of paragraph 16 of SFAS 123(R) in establishing grant date (i.e., an employer and employee reaching mutual understanding of key terms and conditions) for issued awards are precluded from being met.  Grant date is established when the appropriate approvals have been received and all other grant date criteria have been met.  The grant date for our LP unit-based awards subject to modification is the issuance date, which is the same as the date the ACG Committee approves such awards.

Note 5. Employee Benefit Plans, page F-26

7. We note your discussion of the 401(k) plan maintained by EPCO on page F-29. Please disclose your costs for this defined contribution plan for each year presented in your income statement, or tell us why you do not believe such disclosures are necessary.

Response

As discussed in Note 1, page F-9, of the 2007 Form 10-K, under the ASA, EPCO performs management, administrative and operating functions required for us, and we reimburse EPCO for all direct and indirect expenses that have been incurred in managing us.  All of the employees who support our businesses are employees of EPCO.  EPCO employees provide services to multiple entities other than us, including other public companies.  Payroll related expenses and other operating expenses, including reimbursements related to employee benefits and employee benefit plans, are allocated or directly charged to us.  These total expenses are part of our related party disclosure detailed in Note 15, page F-56, to the 2007 Form 10-K (see Costs and Expenses from EPCO and affiliates category – subnotes 8 and 9 to table).  Costs in respect of services provided by EPCO employees may be allocated based on time or on other operating metrics, such as miles of pipe owned and operated by us relative to other service recipients.

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ECPO allocates costs for these types of payroll related expenses to the entities it supports using a fixed percentage of payroll costs that represents an aggregate average of these payroll expenses (of which 401(k) costs are a small percentage of the allocation).  Because these payroll related costs are allocated to us based upon an aggregated fixed percentage of payroll costs, presentation of a separate amount related to our costs for the 401(k) plan would be inconsistent with the manner in which those payroll related costs are actually allocated to and paid by us, in addition to being burdensome to calculate.

In future quarterly and annual filings, we will provide a cross reference between the disclosure in Note 5 related to the 401(k) plan and the disclosure in Note 15 related to the costs and expenses allocated to us.

Note 14. Business Segments, page F-52

8. We note your statement that amounts categorized as “Partnership and Other” relate primarily to intersegment eliminations and assets that you hold that have not been allocated to any of your reportable segments. Please expand your disclosure to briefly explain the types of income, expenses and assets that are not allocated by management to your reportable segments, as we believe this additional information will assist your readers in better understanding your segment presentation. Also tell us, and consider disclosing, why your unallocated operating income appears to be eliminated when you record equity earnings and why your unallocated assets appear to be contra-assets.

Response

The amounts categorized as “Partnership and Other” relate primarily to (i) intersegment eliminations and (ii) assets that we hold that have not been allocated to any of our reporting segments.  Amounts categorized as “Capital expenditures” in “Partnership and Other” include additions to property, plant and equipment for assets that are used by the Partnership for the benefit of all segments.  Assets that have not been allocated to any of our reporting segments include unamortized debt issuance costs on debt issued at the TEPPCO level, prepaid insurance for insurance that covers all segments and property, plant and equipment (i.e., furniture and fixtures, vehicles and certain computer hardware and software) that is used primarily by the Partnership for the benefit of all segments.  Amounts categorized as “Revenues from related parties” and “Intersegment and intrasegment revenues” in “Partnership and Other” include the elimination of revenues and sales between our Upstream Segment and Midstream Segment.  Amounts categorized as “Operating income” in “Partnership and Other” includes the elimination of Upstream Segment purchases from our Midstream Segment, partially offset by the elimination of revenue from our Upstream Segment sales to our Midstream Segment.  Equity earnings from Jonah Gas Gathering Company

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(“Jonah”) are eliminated to offset the eliminations of related party activities with Jonah and are included in “Equity earnings (losses).”  Amounts categorized as “Segment assets” in “Partnership and Other” include the elimination of intersegment related party receivables and investment balances among our reporting segments, partially offset by assets that have not been allocated to any of our reporting segments.

We will revise our disclosure in future quarterly and annual filings as follows:

“The amounts indicated below as “Partnership and Other” for income and expense items (including operating income) relate primarily to intersegment eliminations from activities among our reporting segments.  Amounts indicated below as “Partnership and Other” for assets and capital expenditures include the elimination of intersegment related party receivables and investment balances among our reporting segments and assets that we hold that have not been allocated to any of our reporting segments (including such items as corporate furniture and fixtures, vehicles, computer hardware and software, prepaid insurance, and unamortized debt issuance costs on debt issued at the Partnership level).”

Note 15. Related Party Transactions, page F-56

9. We note that all of your management, administrative and operating functions are performed by employees of EPCO or other service providers and that transactions and agreements with EPCO or its affiliates are often not on an arm’s length basis. Since you acknowledge certain transactions with EPCO and its affiliates are not at arms length, please disclose your estimates of what the related expenses would have been on a stand alone basis, or tell us why such disclosure is not practicable. Please provide this disclosure for each year for which a statement of income was required when such basis produced materially different results. See Question 2 of SAB Topic 1B.

Response

As noted in our disclosures in the section entitled “EPCO Administrative Services Agreement” in Note 15 of the 2007 Form 10-K, we are required to reimburse EPCO for actual direct and indirect expenses it incurs related to our business activities.  Our reimbursement to EPCO for administrative services is either (i) on an actual basis for direct expenses it may incur on our behalf (e.g., the purchase of office supplies) or (ii) based on an allocation of such charges among the various parties to the ASA based on the estimated use of such services by each party (e.g., the allocation of general legal or accounting salaries based on estimates of time spent on each entity’s business and affairs).  With respect to the costs of our management, administrative and operating functions, EPCO does not subsidize such costs for us nor does it charge us a mark-up.   We believe our reimbursements to EPCO for these services are equivalent to the level of costs we would incur as a stand alone entity.

Division of Corporation Finance
October 9, 2008

We believe that our related party disclosures address the scope and intent of Question 2 of SAB Topic 1B. However, in future quarterly and annual filings we will include the additional following disclosure to highlight our view:

“Since the vast majority of such expenses are charged to us on an actual basis (i.e. no mark-up or subsidy is charged or received by EPCO), we believe that such expenses are representative of what the amounts would have been on a stand alone basis.  With respect to allocated costs, we believe that the proportional direct allocation method employed by EPCO is reasonable and reflective of the estimated level of costs we would have incurred on a stand alone basis.”

Note 16. Earnings per Unit, page F-61

10. Please explain to us why the same number of time-vested restricted units is included in your basic and diluted EPU calculations. Your response should clarify whether the nonvested units vest solely on continued employment or whether they are subject to a performance contingency. Refer to paragraph 20 of SFAS 128.

Response

Awards granted under the 2006 LTIP may be in the form of restricted LP units.  As used in the context of the 2006 LTIP, the term “restricted unit” represents a time-vested unit under SFAS 123(R). These time-vested units vest solely on continued employment and are not subject to a performance contingency.  Time-vested restricted units have the same voting rights as outstanding LP units, are distribution-bearing, and contain nonforfeitable rights to distributions.  Passage of time is the only distinction between LP units and time-vested restricted units.

Since the numerator in the basic earnings per unit computation includes net income allocated to restricted units, we concluded that it would be appropriate to include the weighted-average number of time-vested restricted units in the denominator of the basic earnings per unit computation.  There would have been no impact in the year 2007 and the quarterly periods within 2007 on basic earnings per unit if these time-vested restricted units had been excluded from the numerator and denominator due to the fact that the weighted-average amounts outstanding for the year ended December 31, 2007 were only 38 thousand time-vested restricted units versus 89.8 million LP units.

We intend to apply the guidance provided in FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities,” effective January 1, 2009.

Division of Corporation Finance
October 9, 2008

Note 17. Commitments and Contingencies, page F-63

11. We note your discussion of FERC regulation on page F-65 and on page 24 and have the following comments:

▪	Please tell us whether you apply SFAS 71 for the portion of your business that is regulated.
▪	Please tell us whether the accounting for any of your property, plant and equipment and the related depreciation is based on FERC regulations.
▪
Based on your response to the above bullet points, please tell us how you determined additional footnote disclosures were not needed to address the impact of regulatory accounting on your financial statements.

Response

We currently do not utilize the cost-of-service methodology within our FERC-regulated businesses; therefore, we do not account for any of our regulated operations under SFAS 71. There are no regulatory assets or liabilities associated with our regulated operations in our financial statements.

Financial Statements of Jonah Gas Gathering Company for the Year Ended December 31, 2007

Independent Auditors’ Report, page 1

12. We note that the audit reports of Jonah Gas Gathering Company and LDH Energy Mont Belvieu L.P. indicate that the audits were conducted in accordance with generally accepted auditing standards as established by the Auditing Standards Board (“ASB”) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (“PCAOB”). Please tell us why your auditors’ reference generally accepted auditing standards of the ASB and how this reference complies with the auditing standards of the PCAOB.

Response

Jonah and LDH Energy Mont Belvieu L.P. are each material non-issuer equity investee entities of TEPPCO.  The financial statements of each of these entities are filed to satisfy Regulation S-X Rule 3-09.  We engaged our auditors to perform an audit of the financial statements of each entity in accordance with both generally accepted audit standards as established by the Auditing Standards Board (United States) (“GAAS”) and auditing standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”).  It appears that such audit and reporting requirements followed by our auditors is consistent with the AICPA guidance in AU Section 9508, Interpretation 18. “Reference to PCAOB Standards in an

Division of Corporation Finance
October 9, 2008

Audit Report on a Nonissuer” as well as the AICPA SEC Regulations Committee meeting of June 15, 2004 as addressed in section “VI. Current Practices, A. Clarification of PCAOB registration requirements and reports to which Standard No. 1 applies” (as amended June 17, 2005).  In the related specific schedule “General Guidelines,” found in the September 13, 2005 AICPA minutes in section VII “Prior Attachment F,” the general guideline 6(a) is applicable to our auditor’s reporting.  This was also discussed in the PCAOB guidance “Staff Questions and Answers” related to PCAOB Auditing Standard No.1, which indicates that it is allowable and appropriate for the auditor to refer to and make it “clear that he or she adhered to only the auditing standards of the PCAOB” in such auditor report of a non-issuer.  We also understand the audit and related reporting for each entity is consistent with our auditor’s views as to compliance with referencing to both sets of auditing standards.

General

13. We note that you consolidated Jonah prior to August 1, 2006. Please explain to us why you provided Rule 3-09 financial statements for the entire year ended December 31, 2006 rather than from the period that
Jonah was first reported on the equity method through the end of the year. Refer to Rule 3-09 and Section VII.C. of the minutes from the AICPA SEC Regulations Committee’s June 14, 2005 meeting. Your response should also explain whether you previously consulted the SEC regarding this matter.

Response

We acknowledge the comment and submitted a letter dated October 6, 2008 to Mr. Wayne Carnall, Chief Accountant, that the Partnership be allowed to satisfy its requirement under Rule 3-09 to provide separate audited financial statements of Jonah by providing audited financial statements of Jonah for the entire year ended December 31, 2006 in lieu of providing financial statements of Jonah from August 1, 2006 (i.e., the date that consolidation of Jonah is no longer appropriate and it became a significant investee under the equity method of accounting) to December 31, 2006.  We received a response dated October 8, 2008, from Steven Jacobs, Associate Chief Accountant, indicating that the Commission will not object to the Partnership including audited financial statements for the entire year ended December 31, 2006 for Jonah.

Exhibit 31.1 and 31.2

14. Your certification should appear exactly as set forth in current Item 601 (b)(31) of Regulation S-K. In future filings please include in paragraph 4(d) the parenthetical language “(the registrant’s fourth fiscal quarter in the case of an annual report).”

Division of Corporation Finance
October 9, 2008

Response

We note your comment and will modify our certifications in future quarterly and annual filings to include the specified parenthetical language in paragraph 4(d).

* * * * *

In connection with responding to the Staff’s comments, the Registrant acknowledges that:

▪	it is responsible for the adequacy and accuracy of disclosures in its filings;

▪	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

▪	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing responses to the undersigned at (713) 381-3999 (direct line) or (713) 803-2716 (fax).

Regards,

/s/ William G. Manias
______________________________________
Name:         William G. Manias
Title:           Vice President and Chief Financial Officer
    Texas Eastern Products Pipeline Company,LLC, as General Partner

cc:           Jerry E. Thompson
Patricia Totten
Virginia Krobot
Michael Hanson
Phil Neisel
Paul Perea (Baker Botts)
Michael J. Knesek